Item 77(i) - Terms of New or Amended Securities

ARTICLES SUPPPLEMENTARY TO ARTICLES OF
INCORPORATION
In response to Sub-Item 77i(b), Articles of
Supplementary to Articles of Incorporation, effective as of November 12, 2014, of Lord Abbett Affiliated Fund,
Inc., a Maryland corporation authorized and established three new classes of shares; such new classes were designated Class R4, Class R5, and Class R6 shares.
The Articles Supplementary is hereby attached as Item
77Q1(d).